Exhibit 99.1

March 12, 2008

To the shareholders:

Our job as a company is to listen to our customers and provide solutions that fulfill their needs. Sometimes these solutions are products we already have designed and sometimes they are new products. In many instances, the solution is technical support for our products that enables the customer to design a system or start up a new process smoothly. Based on customer feedback in both of our divisions, I believe that we listen to our customers and provide solutions to them very well. This gives us a great reputation in our industries and many satisfied customers who recommend us to other potential users of our products. We will continue to build on these strengths and strive to operate in this manner everyday.

Sales in the Controls division increased 24% over 2006 with a total sales amount of $6,494,000. Grain handling, biofuels, and power generation continued being three strong areas of use for our products in this past year. New plants, expansion of existing facilities, and retrofitting old process lines were active areas of sales for our products due to the material handling systems required at these sites. Our sales channel continued to grow during the year. We added manufacturer’s representative coverage in Georgia and Alabama, and four new international exclusive distributors in Malaysia, Singapore, South Africa, and Great Britain. To support and train our sales partners, our sales team traveled with our representatives and distributors doing training and joint sales calls. This helps us to listen to our partners and customers and thus be able to supply their product needs. New products introduced during the year include the FB420 shaft speed monitor with analog output, the SG1000E position monitor for clamshell gates, the DiscGuard for our SCP speed switch, the TT420 Shaft Tach speed sensor, and new software for the TR400 tachometer that enables customers to test their underspeed shutdown operation by only pressing one button. Our product line now includes products to monitor the shaft speed, gate and valve position, bearing temperature, belt misalignment, material levels, and vibration of machines and processes.

The AutoData Systems division experienced an increase in sales of 13%. In August, we introduced the NetE-nable software product that gives customers the ability to conduct surveys via email with our ExpertScan product. This product addition can be sold to all of our existing ExpertScan customers that wish to also perform surveys electronically as well as a complete solution to new customers that desire both paper and electronic survey capabilities. User feedback from our initial customers has been positive.

Every employee is committed to producing high quality products that serve the customer for a long time. We again passed our ISO9001:2000 Quality Management System audit with flying colors and for this we are very proud.

A dividend of $0.04 per share was paid each quarter to our shareholders reflecting a strong balance sheet. As a company, each of our employees, our manufacturer’s representatives, and distributors will continue to work together as a team to listen to and meet the needs of our customers. We are committed to the growth and success of this company. Thank-you also to you, our shareholders, for your support and confidence in our efforts to make this a great company! Please join us for our annual meeting on April 23, 2008 at the Sheraton Minneapolis West Hotel in Minnetonka at 2:00 p.m.

Sincerely,

/s/ Brad Slye

Bradley D. Slye